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                                                                    EXHIBIT 12.1


                               OCEAN ENERGY, INC.
              COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
        RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                      (AMOUNTS IN THOUSANDS EXCEPT RATIOS)

                                                   Six Months
                                                 Ended June 30,                       Year Ended December 31,
                                                 --------------    ----------------------------------------------------------------
                                                      2001            2000         1999          1998          1997         1996
                                                   ----------      ----------   ----------    ----------    ----------   ----------

Earnings (loss) before income taxes and
   cumulative effect of changes in accounting
   principles and extraordinary items              $  380,535      $  378,090   $  (21,624)   $ (616,578)   $  103,212   $   81,215

Fixed Charges:
   Interest expense                                    34,127          75,065      108,885        62,852        49,134       40,765
   Capitalized interest                                20,384          44,110       41,327        30,031        12,802        7,408
   Assumed interest portion of rent expense               956           1,423        1,339           675           785          466
                                                   ----------      ----------   ----------    ----------    ----------   ----------
Total fixed charges                                    55,467         120,598      151,551        93,558        62,721       48,639

   Pre-tax dividend requirements                        2,982           5,763        3,275           688            --        2,261
                                                   ----------      ----------   ----------    ----------    ----------   ----------

Total fixed charges and preferred
    stock dividends                                $   58,449      $  126,361   $  154,826    $   94,246    $   62,721   $   50,900
                                                   ==========      ==========   ==========    ==========    ==========   ==========

Earnings (loss) plus fixed charges excluding
   capitalized interest                            $  415,618      $  454,578   $   88,600    $ (553,051)   $  153,131   $  122,446
                                                   ==========      ==========   ==========    ==========    ==========   ==========


Ratio of earnings to fixed charges                        7.5             3.8          0.6          (5.9)          2.4          2.5
                                                   ==========      ==========   ==========    ==========    ==========   ==========

Ratio of earnings to fixed charges and
    pre-tax dividend requirements                         7.1             3.6          0.6          (5.9)          2.4          2.4
                                                   ==========      ==========   ==========    ==========    ==========   ==========

"Earnings" consist of income (loss) from continuing operations before income taxes, plus interest expense on all indebtedness and an assumed interest portion of rent expense. "Fixed charges" consist of interest (whether expensed or capitalized) and that portion of rentals considered to be representative of the interest factor. "Fixed charges and preferred stock dividends" represent fixed charges (as described above) and our preferred stock dividend requirements adjusted to a pre-tax basis.

Earnings to cover fixed charges were insufficient by $63 million and $646.6 million for the years ended December 31, 1999 and 1998, respectively. Earnings to cover fixed charges and preferred stock dividends were insufficient by $66.2 million and $647.3 million for the years ended December 31, 1999 and 1998, respectively.